UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

BRAZIL MINERALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105861207

(CUSIP Number)

Marc Fogassa

433 North Camden Drive, Suite 810

Beverly Hills, CA 90210

(833) 661-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105861207	Schedule 13D

1	NAME OF REPORTING PERSON Lancaster Brazil Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: As of October 26, 2017: 25,000,000 As of June 29, 2022: 78,947,368
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: As of October 26, 2017: 25,000,000 As of June 29, 2022: 78,947,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of October 26, 2017: 25,000,000 As of June 29, 2022: 78,947,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of October 26, 2017: 21.41% As of June 29, 2022: 2.33%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 105861207	Schedule 13D

EXPLANATORY NOTE

This Schedule 13D is being filed by Lancaster Brazil Fund LP (the “Reporting Person”) due to multiple material changes.

The Reporting Person previously filed a Statement on Schedule 13G pursuant to Rule 13d-1(c) on February 2, 2018. However, as the Reporting Person is an entity controlled by Marc Fogassa, the Chief Executive Officer and Chairman of the Issuer (as defined below), the Reporting Person was not eligible to file a Statement on Schedule 13D at that time. In addition, the Reporting Person effected a transaction on March 11, 2020 which represented a decrease in the Reporting Person’s ownership of Common Stock (as defined below) of more than 1% of the total number of Common Stock outstanding, which would have required disclosure on Schedule 13D. However, the Reporting Person inadvertently failed to file a Schedule 13D at that time. As such, this Schedule13D includes disclosures as of October 26, 2017 (the date the Reporting Person’s filing obligations under Schedule 13D first began) and also includes disclosure of all transactions involving the Issuer’s Common Stock which were effected by the Reporting Persons during such period beginning on October 26, 2017 and ending on June 29, 2022.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Brazil Minerals, Inc. (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.

Item 2. Identity and Background

(a)	This Statement is being filed on behalf of Lancaster Brazil Fund LP (the “Reporting Person”). The general partner of the Reporting Person is Lancaster Gestora de Recursos Ltda. (the “General Partner”), an entity owned and controlled by Marc Fogassa (“Fogassa”).

(b)	The address of the principal business office of the Reporting Person is Rua Vereador João Alves Praes, nº 95-A, Olhos D’Água, MG 39398-000, Brazil.

The address of the General Partner is: Rua Vereador João Alves Praes, nº 95-A, Olhos D’Água, MG 39398-000, Brazil.
The address of the principal business office of Fogassa is 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.

(a)	The Reporting Person is an investment partnership. The General Partner is the manager of the investment partnership. The principal occupation of Fogassa is Chief Executive Officer of the Issuer, and the principal business address of the Issuer is 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.

(b)	During the last five years, none of the Reporting Person, the General Partner or Fogassa have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c)	During the last five years none of the Reporting Person, the General Partner or Fogassa have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	The Reporting Person is a Marshall Islands limited partnership. The General Partner is a company incorporated in Brazil. Fogassa is a U.S. citizen.

CUSIP NO. 105861207	Schedule 13D

Item 3. Source and Amount of Funds or Other Consideration

Fogassa has served as Chief Executive Officer and director of the Issuer since December 18, 2012. The Reporting Person is an entity controlled by Fogassa.

On October 26, 2017, the Reporting Person acquired 25,000,000 shares of Common Stock, at a value of $0.0060 per share.

On March 11, 2020, the Reporting Person acquired 53,947,368 shares of Common Stock, at a value of $0.0019 per share.

Please see the Schedule 13D filed with the SEC on or about the date hereof by Marc Fogassa (the “Fogassa 13D”) with respect to Fogassa’s ownership of shares of the Issuer and the source of funds for acquiring such shares.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person and Fogassa acquired the securities of the Issuer for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person or Fogassa may purchase additional securities of the Issuer or dispose of some or all of the securities currently owned from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, neither the Reporting Person, the General Partner nor Fogassa have any other present plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP NO. 105861207	Schedule 13D

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of October 26, 2017, the Reporting Person beneficially owned in the aggregate 25,000,000 shares of Common Stock of the Issuer, representing approximately 21.41% of the Issuer’s outstanding Common Stock on such date, which shares Fogassa was deemed to beneficially own due to his ownership and control of the General Partner.

As of June 29, 2022, the Reporting Person beneficially owned in the aggregate 78,947,368 shares of Common Stock of the Issuer, representing approximately 2.34% of the Issuer’s outstanding Common Stock on such date, which shares Fogassa was deemed to beneficially own due to his ownership and control of the General Partner.

(b)	The Reporting Person and Fogassa may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock which the Reporting Person holds (see Item 5(a) above).

(c)	There have been no transactions effected by the Reporting Person in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	As of March 26, 2021, the Reporting Person had ceased to be the beneficial owner of more than 5% of the Common Stock (based on 2,498,625,381 outstanding shares of Common Stock, the number of shares of Common Stock issued and outstanding as of March 26, 2021, as set forth on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021). Fogassa continued to beneficially own more than 5% of the Common Stock.

Please see the Fogassa 13D for a description of Fogassa’s ownership of the Issuer’s shares and the interests of each of its affiliates in such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, the General Partner and Fogassa or between the Reporting Person, the General Partner or Fogassa and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 1, 2022

LANCASTER BRAZIL FUND LP

By:	Lancaster Gestora de Recursos Ltda.,
General Partner

By:	/s/ Marc Fogassa
Marc Fogassa, President

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